UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Freightos Limited

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

G51405101/ G51405119

(CUSIP Number)

M&G Investment Management Limited

10 Fenchurch Avenue, London EC3M 5AG

+44-0208-162-3812

With a copy to:

Nick Ramphal

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON M&G Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 9,866,094 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,866,094 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,866,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (2)
14	TYPE OF REPORTING PERSON IA

(1) Inclusive of 2,995,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.

(2) All percentage calculations set forth herein are based upon the weighted average of 47,787,112 shares of Common Stock outstanding as of December 31, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on February 26, 2024, and incorporates 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos” or the “Issuer”). The principal executive offices of the Issuer are located at Technology Park Building 2, 1 Derech Agudat Sport HaPo’el, Jerusalem, Israel 9695102.

The Reporting Person (as defined below) beneficially owns an aggregate of 9,866,094 shares of Common Stock, including 2,995,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person (as defined below) described in Item 6. These shares represent approximately 19.5% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales (the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is 10 Fenchurch Avenue, London EC3M 5AG.

(c) The Reporting Person’s principal business is investing in securities.

(d), (e) During the last five years, the Reporting Person has neither been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the Common Stock and warrants came from the investment capital of the Reporting Person.

The information set forth in Item 4 hereof regarding the amount of funds used in connection with the purchase of the Common Stock and warrants reported in this Schedule 13D is incorporated in this Item 3 by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Business Combination Agreement

On May 31, 2022, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Freightos, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub I would merge with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly owned subsidiary of Freightos, and (ii) Gesher would merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Freightos.

The Business Combination

Pursuant to the Business Combination Agreement, at the closing (the “Closing”) of the transactions contemplated thereunder (collectively, the “Transaction”), among other things, (i) each ordinary share of Gesher, par value $0.0001 per share (“Gesher Ordinary Shares”), issued and outstanding immediately prior to the First Merger (and after giving effect to the Unit Separation (as defined below) and any redemptions), was no longer outstanding and was automatically converted into the right of the holder thereof to receive one share of Common Stock, and (ii) each issued and outstanding warrant of Gesher (“Gesher Warrants”) was assumed by Freightos and converted into a corresponding warrant exercisable for Common Stock subject to substantially the same terms and conditions applicable to the Gesher Warrants (“Freightos Warrants”).

Immediately prior to the First Merger, the Gesher Ordinary Shares and the Gesher Warrants comprising each issued and outstanding unit of Gesher (“Gesher Unit”), consisting of one Gesher Ordinary Share and one-half of one Gesher Warrant, was automatically detached (the “Unit Separation”) and the holder thereof was deemed to hold one Gesher Ordinary Share and one-half of one Gesher Warrant.

Forward Purchase Agreement

In connection with the consummation of the initial public offering of Gesher, Freightos entered into contingent forward purchase agreements (the “FPAs”) with certain members of Gesher I Sponsor LLC, a Delaware limited liability company (the “Forward Purchase Investors”), which provided for the purchase by the Forward Purchase Investors of an aggregate of up to 4,500,000 Gesher Units for total gross proceeds of up to $45,000,000.

On March 23, 2022, M&G (ACS) Japan Equity Fund, as managed by the Reporting Person, and Gesher entered into an amended and restated FPA (the “M&G FPA”), pursuant to which Gesher issued and sold to the Reporting Person, and the Reporting Person committed to purchase, an aggregate of  4,000,000 Gesher Units (or at Gesher’s option, the ultimate parent company in a business combination), at a purchase price of $10.00 per forward purchase unit, for $40,000,000 in the aggregate. Additionally, pursuant to the M&G FPA, the Reporting Person agreed to provide up to $10,000,000 of committed capital to Gesher in the event that, as of immediately prior to the Closing, certain minimum cash conditions were not met after taking into account redemptions by Gesher’s shareholders in connection with the Transaction and certain other investments. In exchange for providing the backstop commitment, the Reporting Person received from Gesher (i) an additional amount of ordinary shares in Gesher (or at Gesher’s option, the ultimate parent company in a business combination) equal to the amount of the backstop commitment drawn, divided by $10.00 (rounded to the nearest whole number), and (ii) 500,000 Freightos Warrants.

Registration Rights Agreement

On January 25, 2023, Freightos entered into a Registration Rights Agreement (the “Freightos Registration Rights Agreement”) pursuant to which Freightos granted certain registration rights to certain Freightos shareholders, including the Reporting Person or its affiliates, with respect to the Common Stock. The Freightos Registration Rights Agreement provides, among other things, certain Freightos shareholders with demand registration rights in the event of an underwritten offering (no more than two in any twelve-month period), as well as piggyback registration rights in the event Freightos or any holder of Freightos equity securities conducts a registered offering. Furthermore, the Freightos Registration Rights Agreement provides that Freightos will pay certain expenses relating to such registrations and indemnify the securityholders party to the Freightos Registration Rights Agreement against certain liabilities.

General

The Reporting Person is filing this Schedule 13D because one of its employees, Carl Vine, was appointed to the Issuer’s board of directors on February 8, 2024.  The Reporting Person acquired beneficial ownership of the shares of Common Stock described herein in the belief that the Common Stock was an attractive investment opportunity.

The Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person is optimistic about the strategic direction of the Issuer and its prospects for future growth. The Reporting Person also believes that the Issuer’s existing management team is currently capable of executing on the opportunities available to the Issuer.

The Reporting Person intends to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Information about the number and percentage of Common Stock beneficially owned by the Reporting Person is set forth in Item 1, and that information is incorporated by reference herein. The Reporting Person has sole voting and investment discretion with respect to the 9,866,094 shares of Common Stock. These securities are held for the account of M&G (ACS) Japan Equity Fund and The Prudential Assurance Company Limited, which are investment vehicles for which the Reporting Person serves as investment manager. In such capacity and/or through other relationships, which may change from time to time, the Reporting Person may be deemed to beneficially own all of such securities reported herein.

The Reporting Person has sole voting and investment discretion with respect to the 9,866,094 shares of Common Stock.

(c) The Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person identified in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 above summarizes certain provisions of the Business Combination Agreement, the Forward Purchase Agreement and the Freightos Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Business Combination Agreement, dated as of May 31, 2022, by and among Gesher I Acquisition Corp., Freightos Limited, Freightos Merger Sub I and Freightos Merger Sub II (incorporated by reference to Exhibit 2.1 to the Issuer’s Form F-4 filed December 9, 2022).

Exhibit 99.2	Forward Purchase Agreement, dated as of March 23, 2022 (incorporated by reference to Exhibit 10.10 of the Issuer’s Registration Statement filed December 9, 2022, as amended).

Exhibit 99.3	Freightos Registration Rights Agreement, dated as of January 25, 2023 (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form F-1 filed February 22, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

M&G INVESTMENT MANAGEMENT LIMITED

By:	/s/ Tamara Postoj
Name: Tamara Postoj
Title: Regulatory Reporting Technical Manager

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Business Combination Agreement, dated as of May 31, 2022, by and among Gesher I Acquisition Corp., Freightos Limited, Freightos Merger Sub I and Freightos Merger Sub II (incorporated by reference to Exhibit 2.1 to the Issuer’s Form F-4 filed December 9, 2022).

Exhibit 99.2	Forward Purchase Agreement, dated as of March 23, 2022 (incorporated by reference to Exhibit 10.10 of the Issuer’s Registration Statement filed December 9, 2022, as amended).

Exhibit 99.3	Freightos Registration Rights Agreement, dated as of January 25, 2023 (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form F-1 filed February 22, 2023).